UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-38888

RED RIVER BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

R. Blake Chatelain
President and Chief Executive Officer
Red River Bancshares, Inc.
1412 Centre Court Drive, Suite 301
Alexandria, Louisiana 71301
(318) 561-4000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

With copies to:
Kelly C. Simoneaux
Clinton H. Smith
Jones Walker LLP
201 St. Charles Avenue, Suite 5100
New Orleans, LA 70170
(504) 582-8000

Plan Interests in the Red River Bank 401(k) Profit Sharing Plan (1)
(Title of each class of securities covered by this Form)

Common Stock, no par value per share, of Red River Bancshares, Inc. (2)
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None

(1)    On December 20, 2024, Red River Bancshares, Inc. (the “Company”) filed with the Securities and Exchange Commission a Post-Effective Amendment No. 1 to the Form S-8 Registration Statement filed March 21, 2022 (File No. 333-263744) to deregister all shares of Common Stock, no par value per share (the “Shares”), of the Company in the Red River Bank 401(k) Profit Sharing Plan (the “Plan”) and all plan interests that had been registered under such Form S-8 Registration Statement. Accordingly, this Form 15 is being filed to report the suspension of the Plan’s duty to file Form 11-K under Section 15(d) of the Securities Exchange Act of 1934.

(2)    This Form 15 has no effect on the Company’s duty to file reports under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 with respect to the Company’s Common Stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, Red River Bank 401(k) Profit Sharing Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 20, 2024	RED RIVER BANK 401(k) PROFIT SHARING PLAN

/s/ Andrew B. Cutrer
By: Andrew B. Cutrer
Senior Vice President and Director of Human Resources